UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

National Securities Market Commission

C/Edison 4

28006 - Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 228 of the Spanish Securities Market Act (Texto Refundido Ley del Mercado de Valores), hereby notifies the following

Relevant Fact

At the end of the seventeenth partial conversion period that ran from January 16, 2016 to April 15, 2016 (the “Conversion Period”), the Company had received requests to convert a total of sixty six thousand eight hundred and sixty four (66,864) Class A shares into Class B shares, after which, and in order to manage the conversion requests and in accordance with the resolutions adopted by the Extraordinary General Shareholders’ Meeting of Abengoa of 30 September 2012, the Company has declared the Capital Reduction approved by the Shareholders’ Meeting corresponding to this Conversion Period as partially executed for an amount of one thousand three hundred and twenty three euros with ninety one euro cents (€ 1,323.91), by reducing the par value of total of sixty six thousand eight hundred and sixty four (66,864) Class A shares, for which the par value will be reduced from one (1) euro per share to two tenthousandths euro (€0.0002) per share (the “Shares Affected by the Conversion”).

As a result of the foregoing, the Shares Affected by the Conversion has been integrated, without being redeemed or exchanged and without interruption, within the Class B shares (the “New Class B shares”). The aforementioned capital reduction has been duly registered in the Mercantile Register.

Having filed the relevant requests with the Governing Corporations of the Stock Exchanges of Madrid and Barcelona (the “Stock Exchanges”) and with the National Securities Market Commission (the “CNMV”), the CNMV has confirmed compliance with the requirements for admission to trading on the Stock Exchanges of Madrid and Barcelona, which are planning to admit the New Class B Shares for trading, 27 April 2016.

Seville, 26 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 26 April 2016	By:	/s/ Joaquín Fernández de Piérola
Name: Joaquín Fernández de Piérola
Title: CEO